SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information
Tele Celular Sul Participações S.A.
Three-months period ended June 30, 2003
With Special Review Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation June 30, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Registration with the CVM does not imply anY ANALYSIS OF the company. company management is responsible for the accuracy of the information PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TELE CELULAR SUL PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number - CNPJ 02.558.115/0001-21
4 - State Registration Number - NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 - SUBURB OR DISTRICT Centro
3 - POSTAL CODE 80420-000	4 - MUNICIPALITY Curitiba	5 - STATE PR
6 - AREA CODE 41	7 - TELEPHONE 312-6893	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 41	12 - FAX 312-6520	13 - FAX -	14 - FAX -	-
15 - E-MAIL rcoradin@timsul.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 - SUBURB OR DISTRICT Centro
4 - POSTAL CODE 80420-000	5 - MUNICIPALITY Curitiba	6 - STATE PR
7 - AREA CODE 41	8 - TELEPHONE 312-6702	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 41	13 - FAX 312-6520	14 - FAX -	15 - FAX -	-
16 - E-MAIL pcozza@timsul.com.br

01.04 - General INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2003	12.31.2003	2	04.01.2003	06.30.2003	1	01.01.2003	03.31.2003
9 - Independent Accountant Ernst & Young Auditores Independentes S.S						10 - CVM CODE 00471-5
11 - PARTNER Responsible Marcos Antonio Quintanilha					12 - INDIVIDUAL TaxpayerS’ REGISTRATION Number of THE PARTNER Responsible 006.840.298-80

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 06.30.2003	Prior quarter 03.31.2003	Same quarter in prior year 06.30.2002
Paid-up capital
1 - Common	134,452,842	129,357,834	129,357,834
2 - Preferred	222,025,630	213,612,106	213,612,106
3 - Total	356,478,472	342,969,940	342,969,940
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 1990100 - Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	04.17.2003	339,934	29,229	Capital reserve	13,508,532	2.1637600000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 06.30.2003	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 06.30.24	4- 03.31.2003
1	Total assets	933,240	922,531
1.01	Current assets	23,393	21,614
1.01.01	Cash and cash equivalents	88	3,283
1.01.01.01	Banks	63	1,849
1.01.01.02	Marketable securities	25	1,434
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	23,305	18,331
1.01.04.01	Recoverable taxes	3,624	1,364
1.01.04.02	Deferred taxes	5,354	7,332
1.01.04.03	Interest on shareholders’ equity	12,442	7,898
1.01.04.04	Other current assets	1,885	1,737
1.02	Long-term assets	1,267	4,952
1.02.01	Other Receivables	0	0
1.02.02	Receivables from related companies	140	3,848
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	140	3,848
1.02.02.03	Other related companies	0	0
1.02.03	Other long-term assets	1,127	1,104
1.02.03.01	Deferred taxes	1,072	1,031
1.02.03.02	Other	55	73
1.03	Permanent assets	908,580	895,965
1.03.01	Investments	908,509	895,889
1.03.01.01	In associated companies	8,146	9,391
1.03.01.02	In Subsidiaries	888,122	873,862
1.03.01.03	Others	12,241	12,636
1.03.02	Property, plant and equipment	71	76
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 06.30.24	4 - 03.31.2003
2	Total liabilities and shareholders' equity	933,240	922,531
2.01	Current liabilities	34,526	45,503
2.01.01	Debt - current portion	0	0
2.01.02	Debentures - current portion	0	0
2.01.03	Suppliers	4,420	3,246
2.01.04	Taxes, charges and contributions	3,298	1,028
2.01.05	Dividends payable	3,198	28,779
2.01.06	Provisions	0
2.01.07	Accounts payable to related companies	13,220	57
2.01.08	Others	10,390	12,393
2.01.08.01	Salaries, social charges and benefits	9,768	11,823
2.01.08.02	Others	622	570
2.02	Long-term liabilities	3,153	3,033
2.02.01	Debt - long-term portion	0	0
2.02.02	Debentures - long-term portion	0	0
2.02.03	Provisions	3,153	3,033
2.02.03.01	Provision for pension plan	2,921	2,877
2.02.03.02	Provision for contingencies	232	156
2.02.04	Accounts payable to related companies	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	895,561	873,995
2.05.01	Paid-up capital	369,163	339,934
2.05.02	Capital reserves	148,565	177,794
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	327,602	327,602
2.05.04.01	Legal	23,795	23,795
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	8,655	8,655
2.05.04.07	Other revenue reserves	295,152	295,152
2.05.05	Retained earnings/accumulated deficit	50,231	28,665

03.01 - Statement of Operations (R$ thousand)

1 - Code	2 - Description	3 - 04.01.2004 to 06.30.2003	4 - 01.01.2003 to 06.30.2003	5 - 04.01.206 to 06.30.2002	6 - 01.01.2002 to 06.30.2002
3.01	Gross revenue from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenue	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	26,102	57,297	13,094	30,197
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(2,027)	(4,256)	(1,980	3,508
3.06.03	Financial, net	626	1,361	881	2,051
3.06.03.01	Financial income	1,059	1,988	1,147	2,643
3.06.03.02	Financial expenses	(433)	(627)	(266	(592)
3.06.04	Other operating income	1,028	1,235	3,295	3,483
3.06.05	Other operating expenses	(1,238)	(2,161)	(1,914	(2,414)
3.06.06	Equity interest in income of subsidiaries and associated companies	27,713	61,118	12,812	30,585
3.07	Operating profit (loss)	26,102	57,297	13,094	30,197
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participation	26,102	57,297	13,094	30,197
3.10	Provision for income tax and social contribution	(4,536)	(7,066)	(262	(203)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest over shareholders’ capital	0	0	0	0
3.15	Net income (loss) for the period	21,566	50,231	12,832	29,994
	Number of shares (thousand), excluding treasury stock	356,478,472	356,478,472	342,969,940	342,969,940
	Net income per share	0.00006	0.00014	0.00004	0.00009
	Net loss per share

1. Operations

(a) History

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9,472/97 - General Telecommunications Law and based on Decree 2,546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Bitel Participações S.A. which has a shareholding of 52.51% of the voting capital and 22,21% of the total capital.

(b) Corporate Reorganization

On December 26, 2002, the Board of Directors approved the corporate reorganization, which was previously approved by the Extraordinary General Meeting held at November 19, 2002, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participações S.A., were fully transferred to Telepar Celular S.A.

The corporate reorganization was performed in order to achieve the following, among others: i) operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent costs reduction; ii) concentration of the shares liquidity of the subsidiaries in one only public company generating a benefit to all shareholders.

The restructuring process was performed through out the change of Telesc Celular S.A. and CTMR Celular S.A. shares by shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as the ownership of Telesc and CTMR being assumed by Telepar. Telesc and CTMR were turned fully subsidiaries of Telepar. The new shares issued by Telepar as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

On July 14, 2003 the subsidiary Telepar Celular S.A. will submit to approval of its Board Meeting, the incorporation process of of Telesc Celular and CTMR Celular’s operations. If the process is approved, it will be submitted to the approval of ANATEL-Agência Nacional de Telecomunicações, the independent regulatory agency, and to the Shareholders’ Meeting, which will be held on July 31, 2003.

(c) Company subsidiaries

As a result of the corporate restructuring process prior mentioned, the Company obtained the ownership control of Telepar Celular S.A., acting in an integrated way with its subsidiary, and their operational and administrative costs are allocated based on the proportion of the benefits generated. The Company has also participation in the affiliated company Timnet.com S.A.

Up to November 30, 2002, the Company, besides Telepar Celular S.A., had the ownership of Telesc Celular S.A. and CTMR Celular S.A, being its control transferred to Telepar Celular S.A., as described in item “b” above.

The subsidiary Telepar Celular S.A. is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana).

Timnet.com S.A. was created on July 13, 2000, in order to provide internet access and related services to end users, internet hosting and other services, webdesigning, information technology and data processing services, and information technology and telecommunications consulting and technical support. At June 30, 2003 the participation of the Company in Timnet.com S.A. was 20% and it was recorded as investment in affiliated companies. The Timnet.com S.A. financial statements were not consolidated into Tele Celular Sul Participações S.A., since the Company has no direct influence over Timnet administration.

(d) Technological platform

The subsidiary are developing studies to offer mobile phones that operate in the GSM technology, in addition to the services currently offered in the TDMA technology during the second semester of 2003.

(e) Migration from SMC to SMP

On December 10, 2002, the subsidiaries of the Company converted their prior concessions to provide services in the SMC - Serviço Móvel Celular, or the Cellular Communication Service (CCS), into authorizations to provide services in the SMP - Serviço Móvel Pessoal, or the Permanent Communication Service (PCS).

The migration to the authorizations of SMP, resulted in a set of regulated obligations to the telecommunication companies. These obligations include new quality services standards and the introduction of the CSP Program - Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. Furthermore, the companies will have the right to determine the price of its services plans, which will subject of the ANATEL approval.

(e) Migration from SMC to SMP -- continued

The authorized concession to the subsidiary is effective up to September 3, 2007, which is the remaining term of the concession previously approved. The concessions can be renewed in successive periods of 15 years, in an onerous basis.

2. Basis of Presentation of the Quarterly Financial Information

(a) Disclosure and issuance criteria

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles adopted in Brazil and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) Consolidated Quarterly Financial Information

The consolidated quarterly financial information includes consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I	Elimination of assets and liabilities balances between the controlled consolidated subsidiary;
II	Elimination of investments, reserves and retained earnings of the subsidiary;
III	Elimination of revenues and expenses generated by transactions between the companies;
IV	Disclosure of the minority interest participation in the consolidated quarterly information.

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiary are consistent with those in the preceding periods and are summarized below:

(a) Marketable securities

Represent transitory investments and are recorded at cost, plus interest incurred up to the quarterly information date.

(b) Trade accounts receivable

The amount represents services and products billed to customers, unbilled services rendered to customers, as well as amounts arisen from the use of the Company’s telecommunications networking by subscribers of other telecommunication companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is considered sufficient to cover estimated losses of the receivables.

(c) Inventories

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

Represent the permanent investments in subsidiary and affiliated company. The ownership in the subsidiary and affiliated is recorded based on equity method. The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company.

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

Based on the business plan for the next years and on the implemented restructuring process, as described in Note 1.b, management expects the deferred tax credit recorded by the subsidiary Telepar Celular S.A. be realized in 4 years.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as they are earned by the employees.

(k) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(l) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(m) Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “general and administrative expenses”.

(n) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the Company.

(o) Use of estimates

The preparation of the quarterly information in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(p) Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

4. Marketable securities

These are financial investments through Banco do Brasil S.A., in Federal Government securities and banking deposits certificates (CDB), with average interest of 104% of the Interbank Deposit Certificate (CDI) rate.

5. Accounts receivable

		Consolidated

	06/2003	03/2003

Services billed	42,825	40,416
Unbilled services	39,999	39,913
Network usage	38,026	42,061
Sales of equipments	56,461	41,785

	177,311	164,175
Allowance for doubtful account	(9,912)	(9,192)

	167,399	154,983

Aging list
Not due amounts	150,193	140,626
Past due amounts
Up to 60 days	16,372	14,437
Over 60 days	10,746	9,112

The changes in the allowance for doubtful accounts were as following:

	06/2003	03/2003

Beginning balance	9,192	6,533
Provision debited as selling expenses	720	2,659

Ending balance	9,912	9,192

6. Inventories

		Consolidated

	06/2003	03/2003

New handsets, accessories, cards and kits	8,275	5,900
Used handsets	1,655	1,154
Provision for realization value adjustment	(1,319)	(1,019)

	8,611	6,035

7. Recoverable Taxes – current and long term

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Recoverable taxes
Income tax
Prepayments	-	-	11,535	13,021
Withholding tax on financial investments	1,428	672	7,288	9,149
Withholding tax on interest over shareholders'capital	2,196	692	9,503	6,044
Social Contribution
Prepayments	-	-	7,918	6,891
VAT State (ICMS)	-	-	10,557	11,062
PIS	-	-	445	120

	3,624	1,364	47,246	46,287

Current	3,624	1,364	42,536	42,180
Non-current receivables	-	-	4,710	4,107

8. Deferred Taxes – current and long term

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Deferred taxes
Loss carryfowards	4,689	5,813	62,270	63,832
Timing differences
Exchange loss variation	-	-
Allowance for doubtful accounts	-	-	4,183	3,995
Amortization related to goodwill paid on privatization	-	-	4,504	6,563
Provision for contingencies	79	53	3,365	3,132
Employees bonus performance premium	665	1,519	802	1,851
Provision for pension plan	993	978	993	978
Provision for reduction to market value of inventories	-	-	448	346
Depreciation of lended handsets	-	-	3,846	3,306
Tax benefit related to goodwill paid on privatization	-	-	128,454	134,770

Total	6,426	8,363	208,865	218,773

Current	5,354	7,332	51,313	53,727
Noncurrent	1,072	1,031	157,552	165,046

At June 30, 2003, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carry-forwards totaling R$185,847 and R$185,952 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in given year.

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to Tele Celular Sul Participaç&otidle;es S.A. and its subsidiary. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “Other operating expenses”. As of June 30, 2003, R$12,653 (R$12,635 at June 30, 2002) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalizations. (see note 21-b).

Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

	Parent company	Consolidated

	06/2003	06/2003

2004	1,072	22,703
2005	-	39,417
2006	-	39,417
2007	-	36,195
2008	-	16,598

	1,072	157,552

9. Related parties transactions

	Parent Company X Subsidiaries

	Telepar	Telesc	CTMR
	Celular	Celular	Celular	Total

Assets
Dividends and interest on shareholders' equity
06/2003	12,442	-	-	12,442
03/2003	7,898	-	-	7,898
Loans - long-term assets
06/2003	-	-	140	140
03/2003	2,088	1,760	-	3,848
Liabilities
Loans - current
06/2003	11,981	1,239	-	13,220
03/2003	-	-	57	57
Other information
Financing revenues
06/2003	41	39	4	84
06/2002	1,616	325	19	1,960
Financing expenses
06/2003	(285)	(66)	(7)	(358)
06/2002	(26)	(29)	-	(55)
Administrative services distributed
06/2003	22,857	20,359	816	44,032
06/2002	12,392	18,113	682	31,187

9. Related parties transactions — continued

	Consolidated X Subsidiaries

	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular S.A.	TIM Brasil S.A.	TIMnet	Total

Assets
Other credits
06/2003	52	43	-	-	-	95
03/2003	344	38	232	760	-	1,374
Liabilities
Other liabilities
06/2003	51	67	-	28	-	146
03/2003	54	60	96	527	-	737
Other information
Other revenues
06/2003	291	256	-	-	-	547
06/2002	211	4,447	136	6	-	4,800
Cost of services - selling
expenses
06/2003	(344)	(373)	-	(98)	-	(815)
06/2002	(240)	(184)	-	-	(1,200)	(1,624)

The Company operates in an integrated way with its subsidiary and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company’s income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. Judicial deposit (consolidated)

At June 30, 2003, the judicial deposits of R$11,944 (R$11,874 – 03/2003), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

11. Investments

	06/2003	03/2003

Investments
Subsidiary	888,122	873,862
Affiliated	8,146	9,391
Other	12,241	12,636

	908,509	895,889

a) Information of investments in the subsidiaries

Telepar

Number of shares (in thousands)
Common	6,732,144
Preferred	8,261,952
Interest in the capital	81.32%
Shareholders' equity	1,058,005
Net income of the period	78,957

b) Changes in the investments in the subsidiaries

06/2003

Investment at 12/31/2002	848,960
Interest on shareholders' equity	(23,989)
Equity result	63,151

Investment at 06/30/2003	888,122

12. Property, Plant and Equipment — Consolidated

			06/2003		03/2003

	Annual
	depreciation		Accumulated
	rate%	Cost	depreciation	Net value	Net value

Automatic commutation equipment (switches)	14.29	233,932	(118,733)	115,199	122,892
Automatic transmission equipment	14.29	813,938	(506,609)	307,329	334,401
Lended handsets	5.00	28,024	(20,060)	7,964	8,590
Network infrastructure	33.33	166,900	(71,073)	95,827	98,411
Software and hardware	20.00	45,525	(23,017)	22,508	20,133
Others	10.00	7,844	(4,392)	3,452	3,576
Intangible assets	20.00	34,577	(14,072)	20,505	18,454

Property, plant and equipment		1,330,740	(757,956)	572,784	606,457
Construction in progress		17,690	-	17,690	7,345

TOTAL		1,348,430	(757,956)	590,474	613,802

(a) Interest capitalization

During the six months period ended June 30, 2003, it was capitalized in Property, Plant and Equipment an amount of R$495 (R$30 on March 31, 2003) related to financing of debt transactions contracted to finance certain assets in construction.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During the six months period ended on June 30, 2003 and 2002 the consolidated lease expenses under those agreements were R$4,179 and R$3,636, respectively.

(c) Recoverability of property, plant and equipment

As described in Note 1-d, the Company and its subsidiary plan the implementation of the GSM technology in their networking during the second semester of 2003, in addition to the actual TDMA technology. The implementation studies of this new technology, including investments plans, are still in process. At June 30, 2003, none adjustment to the Company’s assets was considered necessary, as a result of the introduction of the new GSM technology.

13. Deferred charges (consolidated)

	06/2003	03/2003

Software development costs	91,703	91,703
Accumulated amortization of software development costs	(47,891)	(43,369)

	43,812	48,334

14. Accounts payable

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Suppliers	4,420	3,246	99,820	67,097
Network usage service	-	-	14,560	13,533

	4,420	3,246	114,380	80,630

15. Debt – Consolidated

	06/2003	03/2003

Foreign currency - United States dollars
Supplier - Subject to exchange variation and interest from 6.61% to 7.3% p.a. These transactions were swapped to CDI.	2,165	2,988
Eximbank – refers to a direct financing with the Export and Import Bank of the United States (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI.	31,529	29,882

	33,694	32,870
Local currency
BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is comprised by 69% subjected to the TJLP rate (12.00% p.a) plus spread of 4% p.a. The remaining 31% is updated based on a mix of indexes (8.54% p.a.), plus spread of 4% p.a. This financing was swapped to CDI.	64,624	66,869

	64,624	66,869
Total debt	98,318	99,739

Current portion	41,039	38,450
Long-term liabilities	57,279	61,289

Maturity dates	06/2003

2004	19,672
2005	18,894
2006	18,255
2007 and thereafter	458

57,279

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all the restrictive clauses at June 30, 2003.

16. Debentures

In October 2000 it was issued 20,000 debentures, non-convertible in stock, due in October, 2003, with interest equal to 102.7% of the Brazilian Interbank Rate, due in a semester basis, with final due date at October 2, 2003. This issuance also presents some covenants whose the company complies. It also has as a guarantee the parent Company endorsement.

The debenture issuance expenses were recorded as Other Assets – Current Assets, and are being amortized over a period of 36 months, since the debentures issuance date. At June 30, 2003 and March 31, 2003 the balance registered in this account was R$183 and R$318, respectively.

17. Salaries and related charges

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Salaries	1,193	1,301	1,586	1,581
Social charges	6,030	5,673	7,252	6,485
Other labor benefits	587	382	676	442
Employees bonus performance premium	1,958	4,467	2,362	5,445

	9,768	11,823	11,876	13,953

18. Taxes and contributions payable – current and non-current

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Income tax	1,875	538	1,875	538
Social contribution tax	699	-	1,570	-
ICMS	-	-	117,396	112,392
PIS	255	158	1,505	1,347
COFINS	469	289	5,353	4,879
Fistel Fee	-	-	501	293
FUST	-	-	415	386
FUNTTEL	-	-	208	193
Other	-	43	22	95

	3,298	1,028	128,845	120,123

Current portion	3,298	1,028	64,393	49,567
Long-term liabilities	-	-	64,452	70,556

Maturity dates	06/2003

2004	11,789
2005	30,482
2006	18,415
2007	3,766

64,452

The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated on UP/PR, and that was given by the Paraná State government in a program called “Programa Paraná Mais Emprego”.

19. Contingencies provision

	Parent Company		Consolidated

	06/2003	03/2003	06/2003	03/2003

Labor	165	105	2,565	2,289
Fiscal	-	-	29	29
Civil	67	51	7,304	6,894

	232	156	9,898	9,212

There is no provision accrued for all those cases in which the Company’s legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in Note 10.

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

Labor claims

The provision for labor claims represents management’s estimate of probable losses in relation to the various suits filed by former employees.

Fiscal claims

The provision for civil claims represents different interpretation by the Fiscal Law, in which management estimates the tax authorities can obtain success.

20. Pension Plan

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

20. Pension Plan — continued

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

  Regular retirement pension
  Anticipated retirement pension
  Invalid (disability) pension
  Deferred proportional benefit
  Death pension

As successor in the partial spin-off of Telecomunicaç&otidle;es do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

Considering the nature of the granted benefits, based on the new pension plan (TIMPREV), none actuarial liabilities were recorded on June 30, 2003. During the six months period ended on June 30, 2003, the consolidated and Company’s expenses related to TIMPREV totaled R$13 and R$44, respectively.

21. Net equity — Company

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

On March 18, 2003, the Shareholders’ Meeting approved a capital increase of R$29,229, through the issuing of 5,095,007,583 common shares and 8,413,524,457 preferred shares with no par value on behalf of Bitel Participaç&otidle;es S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participaç&otidle;es S.A., as permitted by CVM Instruction No.319/99, Article 7, Paragraph 1.

At the same Sharehoders’ Meeting, it was approved a capital increase of the Company, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves in amount of R$15,000 and also R$268, related to a goodwill reserve not used, totaling R$15,268. At June 30, 2003, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total

Quantity (in million of shares)	134,453	222,025	356,478
Amount (R$)	139,237	229,926	369,163

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative, 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

In the Extraordinary Shareholders Meeting of December 20, 2002, the Company bylaws were amended to adapt them to the New Corporation Law, including the first paragraph of article 10, which assures holders of preferred shares, annually, the right to receive dividend per share corresponding to 3% of net equity per share as per the latest approved balance sheet, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criterion, described in the preceding paragraph.

21. Net equity – Company -- continued

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting at June 30, 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends are being calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law.

According to the Company’s by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

(e) Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

At March 18, 2003 the Shareholders Meeting, based on the Company’s management proposal to the distribution of the net income for the year ended December 31, 2002, approved the realization of part of the special reserve for dividends in the amount of R$10,602, leaving a remaining portion of R$8,655 to be realized in the future.

21. Net equity – Company -- continued

(f) Income reserve for expansion

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s networking.

(g) Stock option plan

Considering the paragraph 3 of article 168 of Law 6,404/76, the Company can deliberate option to acquire shares to its executives, employees and services providers to the Company or subsidiaries, based on a plan approved by the Shareholders Meeting.

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;
ii) to make available to key employees certain compensatory arrangements based on market value increase; and
iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 2, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

Up to June 30, 2003, none option granted to the Company’s key employees was exercised. At June 30, 2003, the closing price per 1,000 preferred shares was set as R$2.38 (R$2.36 at March 31, 2003) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date.

22. Statement of Changes in Shareholders’ Equity for the Period

Balance at December 31, 2002 Net income for the period	845,330 50,231
Balance at June 30, 2003	895,561
Net equity book value per thousand of shares (in Reais)	2.51

23. Net Operating Revenue

	Consolidated
	06/2003	06/2002
Revenues from telecommunication services
Subscriptions	110,598	96,932
Usage	239,877	211,781
Use of network	192,112	166,439
Other services	19,896	4,247
	562,843	479,399

Sale of products	88,697	58,747
Gross revenues	651,180	538,146

Deduction from Gross revenues
Taxes	(126,895)	(103,153)
Discounts	(17,925)	(21,620)
Other	(46)	(580)
	(144,866)	(125,353)
	506,314	412,793

24. Cost of Services Rendered and Goods Sold

	Consolidated
	06/2003	06/2002
Salaries and social contribution charges	(4,782)	(4,725)
Third-party services	(12,921)	(8,265)
Interconnection	(78,324)	(63,250)
Depreciation and amortization	(83,759)	(81,371)
Cost of goods sold	(85,597)	(49,206)
Other	(2,281)	(471)
	(267,664)	(207,288)

25. Selling Expenses

	Consolidated
	06/2003	06/2002
Salaries and social contribution charges	(11,454)	(10,648)
Third-party services	(54,372)	(51,799)
Allowance for doubtful accounts and provision for losses	(10,519)	(18,285)
Fistel	(13,835)	(11,552)
Depreciation and amortization	(7,064)	(6,653)
Other	(1,431)	(266)
	(98,675)	(99,203)

26. General and Administrative Expenses

	Parent Company		Consolidated
	06/2003	06/2002	06/2003	06/2002
Salaries and social contribution charges	(3,004)	(2,342)	(11,991)	(9,779)
Third-party services	(1,057)	(1,042)	(23,511)	(9,669)
Depreciation and amortization	(8)	(8)	(12,621)	(10,530)
Other	(187)	(116)	(3,057)	(2,926)
	(4,256)	(3,508)	(51,180)	(33,204)

During the six-month period ended June 30, 2003, the Company and subsidiaries paid R$1,245 (R$837 at June 30, 2002) to management members.

27. Other Operating Income

	Parent Company		Consolidated
	06/2003	06/2002	06/2003	06/2002
Fines charges to customers on overdue payments	-	-	1,767	1,817
Others	1,235	3,483	3,996	8,558
	1,235	3,483	5,763	10,375

28. Other Operating Expenses

	Parent Company		Consolidated
	06/2003	06/2002	06/2003	06/2002
Expenses
PIS/COFINS over interest on shareholders’ equity	(1,116)	-	(4,604)	-
Taxes and contributions	(139)	(118)	(4,333)	(640)
Amortization of goodwill	(790)	(854)	(12,653)	(12,635)
Provision for reduction to market value inventory	-	-	(25)	(1,104)
Provision for contingencies	(96)	-	(953)	(1,565)
Other	(20)	(1,442)	(2,004)	(3,581)
	(2,161)	(2,414)	(24,572)	(19,525)

29. Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	Parent Company		Consolidated
	06/2003	06/2002	06/2003	06/2002
Current income tax	(4,849)	598	(8,516)	(10,709)
Current social contribution	(1,767)	220	(3,114)	(3,843)
Deferred income tax	(331	(727)	(3,976)	3,310
Deferred social contribution	(119)	(294)	(1,434)	(245)
	(7,066)	(203)	(17,040)	(11,847)

29. Income Tax and Social Contribution -- continued

Reconciliation of the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated
	06/2003	06/2002	06/2003	06/2002
Income tax
Income before taxes	57,297	30,197	82,020	47,443
Interest on shareholders’ equity paid	-	-	(104,500)	-
Interest on shareholders’ equity collected	23,989	-	98,989	-
Equity result	(61,118)	(30,585)	3,090	2,719
Basis of calculation	20,168	(388)	79,599	50,162

Standard rate - 25%	(5,042)	97	(19,900)	(12,541)

Permanent differences
Goodwill amortization	(198)	-	5,929	5,916
Others	60	(226)	1,480	(773)
	(138)	(226)	7,409	5,143
	(5,180)	(129)	(12,491)	(7,398)
Social contribution
Income before taxes	57,297	30,197	82,020	47,443
Interest on shareholders’ equity paid	-	-	(104,500)	-
Interest on shareholders’ equity collected	23,989	-	98,989	-
Equity results	(61,118)	(30,585)	3,090	2,719
Basis of calculation	20,168	(388)	79,599	50,162

Standard rate - 9%	(1,815)	35	(7,164)	(4,515)

Adjustment of rate (9% to 8% in 2002)	-	(30)	-	(1,442)

Permanent differences
Goodwill amortization	(71)	-	2,135	2,129
Others	-	(79)	480	(261)
	(71)	(79)	2,615	1,868
	(1,886)	(74)	(4,549)	(4,089)
Total income tax and social contribution	(7,066)	(203)	(17,040)	(11,487)

30. Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On June 30, 2003, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of March 31, 2003 for transactions with similar characteristics, as below.

	Book Value	Market Value
Long-term loans and financing and debentures	310,007	310,208

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. The total liabilities denominated in United States dollars totaled R$33,694 (R$32,870 at March 31, 2003).

In addition to those financial instruments, the subsidiary Telepar Celular S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$5,494 (R$16,845 on March 31, 2003), with due dates between 2003 and 2007. On June 30, 2003, the Company had a loss in its Swap agreements in the amount of R$17,238 (R$6,081 on March 31, 2003), which was recorded as financing expenses and a contra account of loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

30. Financial Instruments -- continued

(c) Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At June 30, 2003, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

30. Financial Instruments -- continued

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

31. Insurance coverage

As of June 30, 2003, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

05.01 - Comments on Company Performance

See “08.01- Comments on the consolidated company performance in the quarter.”

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 06.30.204	– 03.31.2003
1	Total assets	1,666,521	1,633,457
1.01	Current assets	836,143	766,589
1.01.01	Cash and cash equivalents	535,513	488,244
1.01.01.01	Banks	2,620	3,874
1.01.01.02	Marketable securities	532,893	484,370
1.01.02	Receivables	167,399	154,983
1.01.02.01	Receivables from customers	167,399	154,983
1.01.03	Inventories	8,611	6,035
1.01.04	Other current assets	124,620	117,327
1.01.04.01	Recoverable taxes	42,536	42,180
1.01.04.02	Deferred taxes	51,313	53,727
1.01.04.03	Prepaid expenses	12,688	18,813
1.01.04.04	Advances to suppliers	16,743	994
1.01.04.05	Other	1,340	1,613
1.02	Long-term assets	174,703	181,649
1.02.01	Other receivables	162,262	169,153
1.02.01.01	Recoverable taxes	4,710	4,107
1.02.01.02	Deferred taxes	157,552	165,046
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	12,441	12,496
1.02.03.01	Judicial deposits	11,944	11,874
1.02.03.02	Other	497	622
1.03	Permanent assets	655,675	685,219
1.03.01	Investments	21,389	23,083
1.03.01.01	In associated companies	8,146	9,391
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other	13,243	13,692
1.03.02	Property, plant and equipment	590,474	613,802
1.03.03	Deferred charges	43,812	48,334

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 06.30.204	– 03.31.2002
2	Total liabilities and shareholders' equity	1,666,521	1,633,457
2.01	Current liabilities	466,528	450,020
2.01.01	Debt – current portion	41,039	38,450
2.01.02	Debentures – current portion	211,689	222,358
2.01.03	Suppliers	114,380	80,630
2.01.04	Taxes, charges and contributions	64,393	49,567
2.01.05	Dividends payable	7,219	32,126
2.01.05.01	Interest attributed to shareholders’ capital	5,929	19,640
2.01.05.02	Dividends payable	1,290	12,486
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	27,808	26,889
2.01.08.01	Salaries, charges and social benefits	11,876	13,953
2.01.08.02	Other liabilities	15,932	12,936
2.02	Long-term liabilities	134,550	143,934
2.02.01	Debt	57,279	61,289
2.02.02	Debentures	0	0
2.02.03	Provisions	12,819	12,089
2.02.03.01	Provision for pension plan	2,921	2,877
2.02.03.02	Provision for contingencies	9,898	9,212
2.02.04	Payable to related companies	0	0
2.02.05	Other	64,452	70,556
2.02.05.01	Taxes and contributions payable	64,452	70,556
2.03	Deferred income	0	0
2.04	Minority interest	169,882	165,508
2.05	Shareholders' equity	895,561	873,995
2.05.01	Paid-up capital	369,163	339,934
2.05.02	Capital reserves	148,565	177,794
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	327,602	327,602
2.05.04.01	Legal	23,795	23,795
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	8,655	8,655
2.05.04.07	Other revenue reserves	295,152	295,152
2.05.05	Retained earnings/accumulated deficit	50,231	28,665

07.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 - 04.01.2003 to 06.30.2003	4 - 01.01.2003 to 06.30.2003	5 - 04.01.2002 to 06.30.2002	6 - 01.01.2002 to 06.30.2002
3.01	Gross revenue from goods sold and services rendered	333,723	651,180	265,565	538,146
3.02	Deductions to gross revenue	(74,032)	(144,866)	(60,546)	(125,353)
3.03	Net revenue from goods sold and services	259,691	506,314	205,019	412,793
3.04	Cost of goods sold and services rendered rendered	(147,838)	(267,664)	(111,190)	(207,288)
3.05	Gross profit	111,853	238,650	93,829	205,505
3.06	Operating expenses/income	(75,713)	(156,780)	(74,082)	(158,001)
3.06.01	Selling	(49,437)	(98,675)	(48,812)	(99,203)
3.06.02	General and administrative	(24,281)	(51,180)	(15,021)	(33,204)
3.06.03	Financial, net	9,134	14,974	(5,638)	(13,725)
3.06.03.01	Financial income	41,912	74,945	28,210	41,906
3.06.03.02	Financial expenses	(32,778)	(59,971)	(33,848)	(55,631)
3.06.04	Other operating income	3,777	5,763	6,920	10,375
3.06.05	Other operating expenses	(12,604)	(24,572)	(10,366)	(19,525)
3.06.06	Equity interest in income of subsidiary and associated companies	(2,302)	(3,090)	(1,165)	(2,719)
3.07	Operating profit (loss)	36,140	81,870	19,747	47,504
3.08	Non-operating results	19	150	(61)	(61)
3.08.01	Income	19	150	3	3
3.08.02	Expenses	0	0	(64)	(64)
3.09	Income (loss) before taxes and participation	36,159	82,020	19,686	47,443
3.10	Provision for income tax and social contribution	(7,975)	(17,040)	(4,369)	(11,847)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.01.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ capital	0	0	0	0
3.14	Minority interest	(6,618)	(14,749)	(2,485)	(5,962)
3.15	Net income (loss) for the period	21,566	50,231	12,832	29,994
	Number of shares (thousand), excluding treasury stock	356,478,472	356,478,472	342,969,940	342,969,940
	Net income per share	0.00006	0.00014	0.00004	0.00009
	Net loss per share

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Comments on consolidated performance – second quarter/2003

Operating Revenue

	R$ thousands
	2nd quarter/2003	2nd quarter/2002	1st semester 2003	1st semester 2002
Handset sales	60,059	37,719	88,697	58,747
Usage	110,715	94,050	239,877	211,781
Subscription	56,024	49,562	110,598	96,932
Use of network	97,172	83,512	192,112	166,439
Other	9,753	722	19,896	4,247
Gross revenue	333,723	265,565	651,180	538,146
Taxes and other deductions	(74,032)	(60,546)	(144,866)	(125,353)
Net revenue	259,691	205,019	506,314	412,793

During the second quarter of 2003, the Company’s gross revenue amounted to R$333.7 million, an increase of 25.7% related to the second quarter of 2002. The main reason was the increase in the number of subscribers during the period and due to the increase in handsets sales.

Costs and Operating Expenses

	R$ thousands
	2nd quarter/2003	2nd quarter/2002	1st semester 2003	1st semester 2002
Cost of goods sold and services rendered	106,160	70,029	183,905	125,917
Costs of services rendered (1)	50,044	38,326	98,308	76,711
Cost of goods sold	56,116	31,703	85,597	49,206
Selling expenses (1) e (2)	40,830	39,392	81,092	74,265
General and administrative expenses (1) e (3)	17,409	7,857	38,559	22,674
TOTAL	164,399	117,278	303,556	222,856

(1) Depreciation and amortization not included
(2) Allowance for doubtful account expenses not included
(3) Employee’s profit sharing included in the first quarter of 2002

During the quarter ended June 2003, the costs and operating expenses totaled R$164.4 million, representing an increase of 40.2% in relation to the second quarter of 2002. The main reason is as follows: a) increase in the number of subscribers, with a correspondent increase in the interconnection cost, taking in consideration the volume of calls done in the Company’s network e completed in network of others services providers; b) increase in the interconnection’s tariff; c) increase in the volume of handsets and effects of the exchange variation in the period; d) increase in the maintenance agreements linked to US$ dollars; and e) some services that were being provided as warranty, were recorded as costs, since the term of the warranty expired.

The expenses of provision for doubtful accounts in the second quarter of 2003 summed R$5.0 million or 1.5% of the gross revenue, compared to the R$8.4 million in the second quarter of 2002.

The depreciation and amortization expenses amounted to R$58.9 million, including goodwill amortization, compared with R$56.6 million in the second quarter of 2002.

EBITDA

During the second quarter, EBITDA, by the international concept (operating result before net financing expenses, excluding depreciation and amortization) was R$87.3 million, representing an increase of 4.9% in relation to the second quarter of 2002. The EBITDA margin was 40.9% over net services revenues.

	R$ thousands
	2nd quarter/2003	2nd quarter/2002	1st semester 2003	1st semester 2002
Gross revenues	259,691	205,019	506,314	412,793
Operating income	36,140	19,747	81,870	47,504
Depreciation and amortization	51,682	50,714	103,444	98,554
Goodwill amortization	6,317	5,891	12,653	12,635
Equity in affiliated companies	2,302	1,165	3,090	2,719
Financing revenues	(41,912)	(28,210)	(74,945)	(41,906)
Financing expenses	32,778	33,848	59,971	55,631
EBITDA	87,307	83,155	186,083	175,137
EBITDA Margin	33.6%	40.6%	36.7%	42.4%
EBITDA Margin – over Services Revenues	40.9%	47.7%	42.6%	47.9%

Net Income

During the quarter, net income was R$21.5 million, 68.1% higher than the second quarter of 2002, mainly due to the increase on revenues. Net income per thousand share was R$0.06 and R$0.60 per ADR.

Indebtedness

At June 30, 2003 the debt of the Company was R$310.0 millions comparing with cash and cash equivalent of R$535.5, resulting in a positive net balance of R$225.5 millions.

The amount of R$33.7 millions, of the total mentioned above, represents foreign loans (US$), which are fully covered by hedge operations.

During the second quarter of 2003, a financing income of R$41.9 millions was recorded, which source is basically related to the remuneration of the cash and cash equivalents. The financing expense was R$32.8 millions in the same period.

Other Information

As determined by a specific regulation of CVM – Comissão de Valores Mobiliários (381/03) or the Brazilian Securities and Exchange Commission, during the first semester of 2003 we engaged our independent auditors Ernst & Young Auditores Independentes S.S., to provide review services related to the adherence of tax procedures in the merger process of Telesc Celular S.A. and CTMR Celular S.A. The estimated amount of the auditor’s fees related to such review, represented approximately 8% of the total audit fees from Tele Celular Sul Participações S.A. and subsidiaries for the year ending 2003. Considering that the engaged-job relates to the review of tax procedures regarding to the incorporation process, we believe that such review does not imply in loss of independence or objectivity of our independent auditors, or existence of conflict of interest.

Capital market

The Company closed the second quarter of 2003 with its common and preferred shares valuing at Bovespa at R$2.10 and R$2.38 per 1,000 shares, respectively.

At the New York stock market (NYSE), the Company’s ADRs (American Depository Receipt) were valued at US$8.33 at the last day of the quarter.

Subscribers

The Company finished the second quarter with 1,811,681 subscribers, being 526,554 pos-paid subscribers and 1,285,127 pre-paid subscribers, representing 29% and 71%, respectively.

In terms of gross increases, the Company obtained 177,816 new subscribers, 57% higher than the second quarter of 2002. The market share over new acquisitions was 55%, which means that more than half of the new subscribers who acquire handsets in our area, purchased handsets from the Company.

At June 30, 2003, the market share was estimated in 59% and the total estimated penetration rate was 20%.

	2nd quarter/2003	2nd quarter/2002	1st semester 2003	1st semester 2002
Total subscribers	1,811,681	1,635,278	1,811,681	1,635,278
Pre-paid	526,554	535,470	526,554	535,470
Pos-paid	1,285,127	1,099,808	1,285,127	1,099,808
Estimated population in the region (million)	15.0	15.0	15.0	15.0
Municipalities covered	255	232	255	232
Estimated penetration (TSU)	20%	17%	20%	17%
Investments (million)	R$24	R$8	R$29	R$14
Total employees	972	1,100	972	1,100

17.01 – Report on the Special Review - Unqualified

Report of Independent Accountants on the Special Review of Quarterly Information

Curitiba, July 10, 2003

To the Board of Directors and Shareholders Tele Celular Sul Participações S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participações S.A., related to the three-month period ended June 30, 2003, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council – (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

Auditores Independentes S.S.
CRC-2-SP 015199/O-6-S-PR

Marcos Antonio Quintanilha
CRC-1-SP 132776/O-3 T-SC - S-PR

Group	ITR	Description	Page
01	01	Identification	1
01	02	Head-office	1
01	03	Investor Relations Officer	1
01	04	Quarterly Information Reference	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Dividends approved and/or paid during and after the quarter	2
01	09	Subscribed capital and changes in current year	3
01	10	Investor Relations Officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet - liabilities and stockholders' equity	5
03	01	Statements of operations	6
04	01	Notes to the quarterly information	7
05	01	Comments on company performance	36
06	01	Consolidated balance sheet – assets	37
06	02	Consolidated balance sheet - liabilities and stockholders' equity	38
07	01	Consolidated statement of operations	39
08	01	Comments on consolidated performance in the quarter	40
17	01	Report on the special review - unqualified	45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.